Exhibit 99.1

Brenmiller Energy Establishes Joint Venture in Europe to Scale bGen™ Technology Adoption Across Europe

Established in partnership with leading renewable energy developers Green Enesys and Viridi, Brenmiller Europe S.L., assumes responsibility for Brenmiller Energy Ltd. projects in major European countries, which represents a substantial amount of Brenmiller’s global $440 million project pipeline opportunities

Madrid, Spain – September 25, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, today announced the formation of a new joint venture (“JV”), Brenmiller Europe S.L. (“Brenmiller Europe”), a mutually owned Spanish corporation with renowned renewable energy developers Green Enesys and Viridi RE.

Brenmiller Europe will capitalize on Green Enesys and Viridi’s expertise in developing and deploying large-scale clean energy projects in Europe. The JV aims to rapidly expand the adoption of Brenmiller’s bGen™ technology across Europe, focusing on driving product sales, delivering energy services, and securing project-level financing in high-growth markets, starting in major European countries where Brenmiller Europe has the exclusive rights to distribute bGen™ systems, subject to certain revenue and performance requirements.

“The opportunities in Europe are enormous and, by working with Green Enesys and Viridi, we are accelerating our ability to deliver and continuing to build out our global sales and service infrastructure” stated Brenmiller Chairman and Chief Executive Officer Avi Brenmiller. “This is a critical milestone toward widescale deployment of bGen™ systems throughout Europe, where the regulatory, project financing and clean energy cost-benefit environment is highly supportive.”

“Our joint venture with Brenmiller Energy represents a significant step in advancing clean energy solutions across Europe,” said Brenmiller Europe Managing Director José Luis Morán. “By integrating our project development expertise with Brenmiller’s innovative thermal technology, we’re driving the decarbonization of key industries and expanding the reach of sustainable energy solutions.”

Brenmiller will manufacture bGen™ modules at its gigafactory in Dimona while retaining ownership of its intellectual property. The JV, for which Brenmiller Energy will be a majority shareholder, aims to rapidly expand the adoption of bGen™ systems throughout Europe, a region renowned for its advanced renewable energy infrastructure. A substantial portion of Brenmiller’s current $440 million global project pipeline of commercial opportunities originates in Europe, spanning nine industries across eleven European countries. Brenmiller is committed to delivering on this massive opportunity to decarbonize industrial sectors in Europe.

Brenmiller Energy delivers low-carbon heat through direct technology sales and a Heat-as-a-Service (HaaS) model. The latter lowers energy transition costs for customers and allows Brenmiller to capture additional recurring revenues through participation in energy market programs.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Green Enesys and Viridi

Viridi RE Group, established in 2006, and Green Enesys Group, founded in 2009, are international developers of renewable energy projects with a robust presence in Europe and America. The group combines an 18-year proven track record in developing, funding, and building over 100 renewable energy projects. As decade-long partners, they maintain operations across 15 countries with established offices in Germany (HQ), Spain, Italy, the USA, Colombia, Mexico, and Peru. Green Enesys and Viridi collaboratively engage in a diverse portfolio of green energy initiatives, including developing photovoltaic (PV), energy storage, and green hydrogen projects. They possess a project pipeline for renewable and battery projects of approximately 12 GW worldwide.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the possibility of Brenmiller Europe to capitalize on Green Enesys and Viridi’s expertise in developing and deploying large-scale clean energy projects in Europe, future opportunities and scope of projects in Europe, the Company’s ability to deliver and build out its global sales and service infrastructure, the widescale deployment of bGen™ systems throughout Europe, the Company’s $440 million global project pipeline of commercial opportunities. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact for Brenmiller Energy:

Tori Bentkover

brenmillerenergy@antennagroup.com